   As filed with the Securities and Exchange Commission on November 10, 1999
                                                 Registration No. 333-88321
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                         ----------------------------

                              Amendment No. 1 to
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ----------------------------
                           THE INTERCEPT GROUP, INC.
            (Exact Name of Registrant as Specified in its Charter)

            Georgia                                58-2237359
(State or Other Jurisdiction of      (I.R.S. Employer Identification Number)
Incorporation or Organization)
                         ----------------------------
                      3150 Holcomb Bridge Road, Suite 200
                           Norcross, Georgia  30071
                                (770) 248-9600
                          (770) 242-6803 (facsimile)
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)
                         ----------------------------
                                John W. Collins
                            Chief Executive Officer
                           The InterCept Group, Inc.
                      3150 Holcomb Bridge Road, Suite 200
                           Norcross, Georgia  30071
                                (770) 248-9600
                          (770) 242-6803 (facsimile)
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                         ----------------------------
                                  Copies to:
                             James Walker IV, Esq.
                            Susan L. Spencer, Esq.
                             Jonathan R. Coe, Esq.
                  Nelson Mullins Riley & Scarborough, L.L.P.
                         First Union Plaza, Suite 1400
                          999 Peachtree Street, N.E.
                            Atlanta, Georgia 30309
                                (404) 817-6000
                          (404) 817-6050 (facsimile)
                         ----------------------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box: [ ]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this form is filed to register additional securities for any offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                         ----------------------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                638,014 Shares

                           THE INTERCEPT GROUP, INC.

                                 Common Stock

     The shareholders of The InterCept Group, Inc. identified in this prospectus may offer and sell these shares from time to time. See "Selling Shareholders." The selling shareholders acquired the shares on either March 9, 1999 in connection with our acquisition of Direct Access Interactive, Inc., or on May 28, 1999 in connection with our acquisition of L.E. Vickers & Associates, Inc. and Data Equipment Services, Inc.

     The selling shareholders will receive all of the net proceeds from the sale of these shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of these shares. We will not receive any of the proceeds from the sale of the shares.


     Our common stock is quoted on the Nasdaq National Market under the symbol "ICPT." On November 9, 1999, the last reported sale price of our common stock was $16.81 per share.

                         ____________________________


     INVESTING IN OUR COMMON STOCK INVOLVES MANY RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF THESE RISKS.

                         ____________________________

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                               November 10, 1999

     You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of InterCept common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                         ____________________________


                               TABLE OF CONTENTS
                               -----------------


                                                                                               Page
                                                                                             ---------
Summary....................................................................................      3
Available Information......................................................................      6
Information Incorporated By Reference......................................................      6
Forward Looking Statements.................................................................      7
Risk Factors...............................................................................      8
Use of Proceeds............................................................................     18
Management's Discussion and Analysis of Financial Condition and
   Results of Operations...................................................................     19
Selling Shareholders.......................................................................     29
Plan of Distribution.......................................................................     30
Legal Matters..............................................................................     33
Experts....................................................................................     33

                           ________________________

     We were incorporated in Georgia on April 30, 1996. Our principal executive offices are located at 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071, and our telephone number is (770) 248-9600. Our corporate website address is www.intercept.net. We are not incorporating the information on our website into this prospectus, and we do not intend to make our website a part of this prospectus.

                                    SUMMARY

     This summary highlights information contained in documents that we have incorporated by reference into this prospectus. You should carefully read and consider all of the information included in this prospectus and in the documents incorporated by reference in this prospectus before deciding to invest in shares of our common stock. See "Available Information."

                              The InterCept Group

     We are a single-source provider of a broad range of technologies, products and services that work together to meet the electronic commerce and operating needs of financial institutions. We focus on serving the needs of financial institutions across the United States with assets of less than $500 million,
which we refer to as community financial institutions.   Our products and
services include:

     Electronic funds transfer transaction processing.   Electronic funds
transfer, or EFT, transactions include ATM withdrawals, balance inquiries and transfers and debit card transactions. We process a variety of EFT transactions online through national and regional electronic networks, including CIRRUS(R), PLUS(R), STAR/TM/ and PULSE/TM/. We also offer InterCept Switch/TM/, a growing ATM network used by community financial institutions to offer their customers access to ATMs owned by other community banks free of charge. This allows our customers to provide ATM services that are competitive with larger ATM networks run by regional and national financial institutions.

     Core data processing systems and related services.   We supply the software
systems and services needed to meet our customers' core data processing requirements, including general ledger, loan and deposit operations, financial accounting and reporting, and customer information file maintenance. Many of our customers install our client/server software system, PC BancPAC/TM/, in-house to perform these core data processing functions for themselves. Other customers outsource their core processing needs to our service bureau operations, which gives these customers access to our processing systems without the expense of maintaining core processing operations in-house. We also provide item processing services, such as statement preparation and encoding of checks, to many of our core processing customers from our nine service centers located in five states.

     Check imaging products and services.   We offer check imaging products and
services on both an in-house and service bureau basis. Check imaging involves creating computerized images of checks, deposit slips, and related paper documents for electronic storage and retrieval. This process can help reduce the labor and cost associated with traditional check sorting, document filing and statement preparation. Our check imaging customers that desire to process their own images in-house license and install our check imaging software. Other customers outsource their check imaging to our service centers, which image the items and electronically sort the images for easy retrieval.

     Data communications management network and services.   Financial
institutions rely on the ability to store, manipulate and transmit large amounts of information electronically across various telecommunications and Internet networks. We provide efficient, reliable and secure solutions for the data communications needs of our customers and maintain nationwide data communications coverage. We operate a frame relay network, which serves as the principal conduit through which we deliver our EFT and other electronic commerce products and services to our customers. We also provide various Internet services, including managed firewall, web hosting and e-mail services to our customers.


     Internet banking services.   Through our relationship with our affiliate
Netzee, Inc., we offer Internet and telephone banking products and services as part of our strategy to provide comprehensive electronic commerce and operating capabilities to our customers. For more information about our relationship with Netzee, see "--Our Recent Acquisitions" below and "Risk Factors--Risks Related to Our Ownership in Netzee."

     Community financial institutions often have limited resources and are under significant pressure to control their operating costs. By using third-party providers like us for their electronic commerce and operating needs, we believe community financial institutions can reduce their overhead and gain access to advanced technologies and services they otherwise might not be able to afford.

     Once a community financial institution contracts for one or more of our products or services, we strive to develop a relationship that enables us to cross-market our other products and services to that customer. In addition to using our own sales force to market our products and services, we have established marketing alliances with other companies that have community financial institutions as customers, including 10 of the 18 bankers' banks in the United States. A bankers' bank is a bank that itself is owned by other financial institutions and provides depository, loan and other banking services exclusively to financial institutions. Our relationships with the bankers' banks provide us access to over 4,700 financial institutions nationwide.

                                Our Strategies

     Our goal is to become one of the largest providers of electronic commerce and other operating technologies, products and services to community financial institutions in the United States. To achieve this goal, we plan to continue our growth by implementing the following key strategies:

     . cross-market our products and services to our existing customer base in order to maximize our recurring revenues;

     . acquire businesses with similar or complementary products or services that will enhance and expand our solutions, increase our market share or expand our geographic presence;

     .  expand our sales force and our strategic marketing relationships;

     . increase the use of our data communications management services to optimize our frame relay network; and

     . continue to expand and enhance the capabilities of our technologies, products and services.

                            Our Recent Acquisitions

Direct Access and Vickers acquisitions


     On March 9, 1999, we purchased Direct Access Interactive, Inc., a provider of Internet and telephone banking services to financial institutions. In this transaction, we issued 151,229 shares of our common stock to the five shareholders of Direct Access.

     On May 28, 1999, we purchased L.E. Vickers & Associates, Inc., a core data processing, item capture and check imaging company, and Data Equipment Services, Inc., a supplier of specialized equipment and maintenance services to financial institutions. In this transaction, we issued 500,481 shares of our common stock to the shareholders of these companies.

Acquisition of SBS Corporation and SBS Data Services, Inc.


     On August 6, 1999, we acquired SBS Corp. and SBS Data Services, Inc., two affiliated Alabama corporations which provide Internet and telephone banking, core data processing, check imaging and optical storage products and services to community financial institutions. We issued approximately 192,000 shares of our common stock to the SBS Data shareholders in connection with our acquisition of that company and its core data processing operations. At the same time, Direct Access merged with SBS Corp. and paid approximately $16.6 million in cash and issued 2,600,000 shares of Direct Access common stock to the former shareholders of SBS Corp. Direct Access also repaid approximately $4.9 million in debt owed by SBS Corp. After the merger, Direct Access sold all of the assets of SBS Corp., other than its Internet and telephone banking assets, to us in exchange for 450,000 shares of Direct Access common stock owned by us.


     To provide the funds for the SBS Corp. transaction, we borrowed approximately $21.6 million under our line of credit with First Union National Bank, and then loaned the funds to Direct Access. In connection with this loan, we revised the terms of our credit facility with First Union to increase the amount of funds available for borrowing from $20 million to $35 million and to extend the term of the credit facility from April 28, 2001 to June 30, 2002.

Creation of Netzee, Inc.

     We further expanded our Internet banking operations by creating a wholly-owned subsidiary, Netzee, Inc., in August 1999, and in September 1999 we combined it with:

     .  Direct Access, our Internet banking subsidiary;

     . the Internet banking operations of The Bankers Bank and TIB The Independent BankersBank;

     .  Call Me Bill, LLC, an electronic bill payment company; and

     .  Dyad Corporation, a developer of automated loan origination systems.

     As a result of the issuance of shares of Netzee in connection with these transactions, our ownership in Netzee decreased to approximately 49% as of September 3, 1999. See "Risk Factors--Risks Related to Our Ownership in Netzee." To enable Netzee to complete these transactions, we loaned it approximately $7.3 million. This loan was in addition to the $21.6 million we loaned Netzee, as the successor to Direct Access, in connection with the SBS Corp. merger described above. All of our loans to Netzee accrue interest at a fluctuating annual rate equal to the prime rate plus 2.0%, which as of October 31, 1999 equaled
10.25%.

     Four of our directors also serve as directors of Netzee and one of those directors, Glenn W. Sturm, is the Chief Executive Officer of Netzee. In addition, we maintain a strategic relationship with Netzee to cross-market each other's products and services, which we believe will benefit both our businesses.


     The SEC declared effective Netzee's registration statement for its initial public offering of common stock. If the offering closes, our ownership in Netzee will decrease to approximately 39%. We cannot assure you that Netzee's offering will close or, if it closes, that its shares will perform favorably in the market. See "Risk Factors--Risks Related to Our Ownership in Netzee" for a discussion of the risks associated with our ownership of Netzee.

                             AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

                     INFORMATION INCORPORATED BY REFERENCE

     We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be offered and sold by this prospectus. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement until the earlier of (a) May 28, 2000, or (b) the date the selling shareholders sell all of the shares. We incorporate by reference the documents listed below:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

     2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

     3.  Amendment to Current Report on Form 8-K filed on January 13, 1999;

     4.  Our Current Reports on Form 8-K filed on:

         -  March 26, 1999;

         -  June 11, 1999, as amended on August 11, 1999;

         - August 20, 1999, as amended on September 30, 1999 and November 8, 1999; and

         - September 17, 1999, as amended on September 30, 1999 and November 8, 1999.

    5. The description of our capital stock contained in our Registration Statement on Form 8-A, as amended on October 1, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us. Please make your request to:

        The InterCept Group, Inc.
        Attn: Scott R. Meyerhoff
        Vice President-Finance, Chief Financial Officer & Secretary 3150 Holcomb Bridge Road, Suite 200
        Norcross, GA 30071
        (770) 248-9600

                          FORWARD LOOKING STATEMENTS

     We have made forward looking statements in this prospectus. These statements are subject to risks and uncertainties, and we cannot guarantee you that they will prove to be correct. Forward looking statements include assumptions as to how we may perform in the future. When we use words like "believe," "expect," "anticipate," "predict," "potential," "seek," "continue," "will," "may," "could," "intend," "plan," "estimate," "goal," "strive" and similar expressions, we are making forward looking statements.

     Forward looking statements in this prospectus include statements regarding the following:

     .  our business strategies and goals;
     . our future sources of revenues and potential for growth and profitability;
     . expansion and enhancement of our technologies, networks, products and services;
     .  our relationship with Netzee;
     .  trends in activities and industry conditions;
     .  development and expansion of our sales and marketing efforts;
     . our ability to integrate our previous and future acquisitions; and . other statements which are not of historical fact made throughout this prospectus, including in the "Summary," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections.

     For these kinds of statements we claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the factors described in the "Risk Factors" section and elsewhere in this prospectus could affect the future results of our company and could cause those results to differ materially from those expressed in our forward looking statements. We do not have a duty to update any of the forward looking statements after the date of this prospectus to conform those statements to actual results.

     The unaudited pro forma financial information incorporated by reference into this prospectus do not include any adjustments for potential savings or other improvements and do not purport to represent what our combined results of operations or financial position would actually have been. You should not rely on the pro forma statements of operations as being representative of our future results of operations.

     We believe that the expectations reflected in our forward looking statements are reasonable, but we cannot guarantee that we will actually achieve these expectations. Projections or estimates of our future performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results. In evaluating forward looking statements, you should consider various factors, including the risks outlined under the "Risk Factors" section beginning on the next page and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our financial statements, carefully. You should also consider the cautionary statements contained in the reports we have filed with the SEC. These factors may cause our actual results to differ materially from any forward looking statements.

                                 RISK FACTORS

     You should carefully consider the risks described below before purchasing our common stock. If any of these risks actually occur, our business, financial condition and results of operations could be adversely affected. In that case, the trading price of our common stock could decline, and you could lose part or all of your investment in our common stock.

                        Risks Related to Our Operations

Our rapid growth could strain our managerial, operational and financial resources, and our failure to manage our growth could cause our business to suffer


     Our recent internal growth and acquisitions have placed great demands on our business, particularly our managerial, operational and financial personnel and systems. For example, we have grown from 167 employees on June 1, 1998 to over 410 employees on September 30, 1999. Of these employees, approximately 200 joined us as a result of acquisitions. During the same period, we also added eight additional facilities in four states and significantly increased our customer base. Additional internal growth and acquisitions may further strain our resources. We cannot guarantee that our systems, procedures, controls and existing facilities will be adequate to support the expansion of our operations, while maintaining adequate levels of customer service and satisfaction. Our future operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. If we are unable to respond to and manage changing business conditions as we expand, then the quality of our products and services, our ability to retain customers and our operating results could be materially adversely affected.

Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences

     A key element of our growth strategy is to acquire similar or complementary businesses, products and services. Since our initial public offering in June 1998, we have completed a number of acquisition transactions. We must integrate the technologies, products, services, operations, systems and personnel of the acquired businesses with our own and attempt to grow the acquired businesses as part of our company. The integration of these businesses is a complex process and places significant demands on our management, financial, technical and other resources. The successful integration of these acquisitions is critical to our future success and, if we are unsuccessful, our future financial and operating performance could suffer. The risks and challenges associated with the integration of acquired businesses include, but are not limited to:

     . an inability to centralize and consolidate our financial, operational and administrative functions with those of the businesses we acquire;

     . the diversion of our management's attention from other business concerns;

     . an inability to retain and motivate key employees of an acquired company;

     . the entry into markets in which we have little or no direct prior experience;

     . the costs necessary to complete integration may exceed our expectations or outweigh some of the intended benefits of such transactions;

     . an inability to maintain the customers or goodwill of an acquired business; and

     . the costs necessary to improve or replace the operating systems, products and services of acquired businesses may exceed our expectations.

     We cannot guarantee that we will be able to successfully integrate our acquisitions with our operations on schedule or at all. We also cannot guarantee that our acquisitions will not result in large accounting charges or other expenses or that they will result in cost savings or sufficient revenues or earnings to justify our investment in, or our expenses related to, these acquisitions.

Competition, market conditions and other factors may affect our ability to acquire other businesses and may inhibit our growth

     A significant part of our historic growth has been generated from acquisitions. We anticipate that a large portion of our future growth will also be accomplished through acquisitions. The success of this plan depends upon our ability to identify suitable acquisition candidates, reach agreements to acquire these companies and obtain necessary financing on acceptable terms. In pursuing acquisition and investment opportunities, we may compete with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than we have. Due to this competition, we may be unable to acquire businesses that could improve our growth or expand our operations.

     The acquisitions we have completed since our initial public offering have been financed with our common stock, cash from our operations and our line of credit with First Union National Bank. If our stock price declines as a result of general market conditions or otherwise, the shareholders of businesses that we seek to acquire may be unwilling to accept our common stock in exchange for their business. In that case, in order to continue to complete acquisitions, we would be required to use larger portions of our line of credit or cash from operations, which could have a material impact on our financial performance and results of operations. In addition, our credit facility with First Union restricts our ability to complete acquisitions without First Union's consent. We also must be in compliance with the financial covenants of the credit facility in order to make these acquisitions. If we are unable to raise additional capital or borrow funds, we may be unable to make acquisitions of businesses that could be helpful to our business.

If we do not continue to expand our sales forces and our marketing relationships, we may not be able to continue our growth

     Our ability to expand our business will depend significantly on our ability to expand our sales and marketing forces and our strategic marketing relationships. In order to continue our growth, we must successfully cross-market our products and services to existing customers and enter into agreements with new customers. This requires us to locate and hire experienced sales and marketing personnel and to establish and maintain key marketing relationships. Competition for experienced sales and marketing personnel is intense, and we may not be able to retain existing personnel or locate and attract additional qualified personnel in the future. In addition, we have relationships with various banking-related organizations for the marketing and endorsement of our products and services. For example, we rely upon our agreements with bankers' banks across the country to market our products and services to community financial institutions. These relationships are important to our sales and marketing efforts and our geographic expansion. If we lose any of these marketing relationships or are unable to enter into new ones, it could delay growth in our customer base and revenues.

The loss of our Chief Executive Officer or President could have a material adverse effect on our business

     John W. Collins, our Chief Executive Officer, and Donny R. Jackson, our President and Chief Operating Officer, have substantial experience with our operations and our industry and have contributed significantly to our growth. We maintain key man life insurance on both of these individuals, and each of them works for us under the terms of an employment agreement. However, our customer and marketing relationships would be impaired and our business may suffer if we lose the services of one of these senior officers for any reason.

If we do not enhance our existing products and services and continue to develop and introduce new products and services, technological changes may reduce the demand for our solutions or render them obsolete

     The electronic commerce industry, including EFT, data communications and data processing, has experienced rapid technological change. The introduction of new technologies and financial products and services can render existing technologies, products and services obsolete in a short period of time. We expect other vendors to continually introduce new products and services, as well as enhancements to their existing products and services, which will compete with our products and services. To be successful, we must anticipate evolving industry trends, continue to apply advances in electronic commerce, enhance our existing products and services, and develop or acquire new products and services to meet the demands of our customers. We may not be successful in developing, acquiring or marketing new or enhanced products or services that respond to technological change or evolving customer needs. We may also incur substantial costs in developing and employing new technologies. If we fail to develop and provide new and enhanced products and services, or if these products and services do not achieve market acceptance, we could lose customers and future revenues.

If our processing centers or communications networks suffer a system failure or interruption, we may face customer service issues and may be liable for any damage suffered by our customers

     Our operations depend on our ability to protect our processing centers, network infrastructure and equipment. Damage to our systems or equipment or those of third parties that we use may be caused by natural disasters, human error, power and telecommunications failures, intentional acts of vandalism and similar events. While we do have data and item processing centers in several locations that serve as backups for each other, we only maintain a single data communications switching facility and do not maintain a backup location for our frame relay network hardware. Interruption in our processing or communications services could delay transfers of our customers' data or damage or destroy the data and result in or lead to lawsuits or loss of customers and may also harm our reputation.

We depend on third parties for products and services necessary to our business, and if we cannot obtain these products and services on favorable terms, or at all, our business could suffer.

     We rely on third parties for ATM and debit card productions, fiber optic communications, and other products and services that are essential to our business. If any of these third parties terminates or changes its relationship with us, or if for any reason we are unable to obtain its products and services on favorable terms, we may be unable to meet our customers' needs on a timely basis. Similarly, if any of these third parties is permanently or temporarily unable to provide its products and services to us as the result of natural disasters, technical difficulties or otherwise, we may be unable to provide our products and services to our customers. If we are unable to meet our customers' needs, our customer relationships could be damaged and our business reputation harmed, both of which could result in an adverse effect on our operating results.

If our new products and services contain errors or fail to achieve market acceptance, we may lose customers and be subject to claims for damages

     New products and services that we may offer from time to time may have undetected errors or failures or could fail to achieve market acceptance. Despite testing by us and our current and potential customers, if we discover errors after we have introduced a new product or release to the marketplace, we could experience, among other things:

     .  delayed or lost revenues while we correct the errors;

     .  a loss or delay in market acceptance; and

     .  additional and unexpected expenses to fund further product development.

     Our agreements with our customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. It is possible, however, that these provisions may not be effective because of existing or future federal, state or local laws or ordinances, or unfavorable judicial decisions. Therefore, in the event our products and services fail to function properly, we could be subject to product liability claims which could have a material adverse effect on our business, financial condition and results of operations, and could harm our business reputation.

Because our business involves the electronic storage and transmission of data, we could be adversely affected by security breaches and computer viruses

     Our online transaction processing systems electronically store and transmit sensitive business information of our customers. The difficulty of securely storing confidential information electronically has been a significant issue in conducting electronic commerce. We may be required to spend significant capital and other resources to protect against the threat of security breaches, computer viruses or to alleviate problems caused by breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, such as banking records or credit information, security breaches and viruses could expose us to claims, litigation or other possible liabilities. Our inability to prevent security breaches or computer viruses could also cause customers to lose confidence in our systems and terminate their agreements with us.

We may be unsuccessful in becoming a competitive local exchange or long distance carrier which would harm our ability to control operating costs

     As part of our business strategy to reduce our operating costs and enhance services for our customers, we have sought authority from some state public utility commissions to become both a competitive local exchange carrier, or CLEC, and a long distance carrier, or IXC. Becoming a CLEC will allow us to purchase all retail products and services offered by the Regional Bell Operating Companies, or RBOCs, at wholesale prices. Similarly, becoming an IXC will allow us to purchase at wholesale rates the long distance services of other carriers such as AT&T Corp. or MCI WorldCom, Inc. We recently received preliminary approvals for certification as a CLEC and IXC in Alabama, Florida, and Georgia. We have not, however, negotiated an interconnection/resale agreement with a RBOC or an IXC or completed the interconnection agreement filing and approval process in any state, and there can be no guarantee that we will be able to do so. We cannot assure you that we will be able to become a CLEC or an IXC or develop that new portion of our business. If we are successful in becoming a CLEC or an IXC, our ability to succeed would be subject to a number of factors, including:

     .  our ability to market the new services to our customers;

     . the willingness of our customers to use a non-traditional provider for their telecommunications services;

     . our ability to implement the necessary billing and collection systems for these services;

     . competition from RBOCs such as BellSouth, from IXCs such as AT&T Corp. or MCI WorldCom, Inc., and from other CLECs; and

     . our ability to obtain the services, equipment and facilities that we need to serve as a CLEC or IXC.

If we are unsuccessful in becoming or operating as a CLEC or an IXC, our ability to control our operating costs would be harmed and we would not receive the benefits of the costs we have incurred in an effort to become both a CLEC and an IXC.

As a CLEC or an IXC, we will become subject to significant government regulation, which is subject to change

     In addition to state CLEC certifications, we are also required to obtain authorizations from the Federal Communications Commission and state public utility commissions to offer telecommunications services as an IXC. We are also required to file with those agencies tariffs describing the rates, terms and conditions of our services and to comply with local license or permit requirements relating to installation and operation of our network. We have incurred significant costs in attempting to become a CLEC and IXC and expect to incur significant costs in maintaining that status, if it is achieved. Any of the following could have a material adverse effect on our operations as a CLEC or an IXC:

     .  failure to maintain proper federal and state tariffs;

     .  failure to maintain proper state certifications;

     .  failure to comply with federal, state or local laws or regulations;

     .  failure to obtain and maintain required licenses and permits;

     .  changes in the laws applicable to CLECs or IXCs; and

     .  burdensome license or permit requirements.

Unanticipated impacts of our acquisitions and other market factors may lead to fluctuations in our operating results that may negatively affect the trading price of our common stock

     Our operating results have varied in the past and may fluctuate significantly in the future as a result of many factors. These factors include:

     . the possible negative impact of implementing our growth and acquisition strategies, including accounting charges and other expenses associated with our acquisitions;

     .  loss of customers or strategic relationships;

     .  competition and pricing pressures; and

     . increased operating expenses due to launches of new products and services and sales and marketing efforts.

     Many factors that affect our operating results are outside of our control. Because of these factors, it is likely that in some future period our financial results will fall below the expectations of securities analysts or investors. In such event, the trading price of our common stock would likely decline, perhaps significantly.

Our limited combined operating history makes it difficult to evaluate our business

     We were incorporated in May 1996 and have made a number of acquisitions since our incorporation. The historical and pro forma financial information included or incorporated by reference in this prospectus is based in part on the separate pre-acquisition financial reports of the companies we have acquired. As a result, your evaluation of us is based on a limited combined operating history. Our historical results of operations and pro forma financial information may not give you an accurate indication of our future results of operations or prospects.

Georgia law, as well as our articles of incorporation, bylaws and some of our employment agreements contain provisions that could discourage a third party from attempting to acquire your shares at a premium to the market price

     Some provisions of our articles of incorporation, our bylaws and Georgia law make it more difficult for a third party to acquire control of our company, even if a change in control would be beneficial to our shareholders. Several of our executive officers have entered into employment agreements with us that contain change in control provisions. These provisions may discourage or prevent a tender offer, proxy contest or other attempted takeover. In addition, we have in the past and may in the future create and issue new classes of preferred stock that have greater rights than our common stock. These superior rights may include greater voting rights, entitlement to dividends and preferential treatment in the event of a change of control, liquidation, consolidation or other circumstances.

                   Risks Related to Our Ownership in Netzee

Because we have a minority interest in Netzee and Netzee is expected to continue to have significant losses, our future financial performance may be adversely affected

     We have recently completed a series of transactions that removed Internet and telephone banking products and services from our operations. Our historical financial results therefore include results of operations that we no longer have. These operations are now conducted by Netzee, a company in which we will own approximately 39% following its anticipated initial public offering. Although we will no longer include Netzee's operations in our financial results on a combined basis, we will continue to record the operating income and losses of Netzee in a single line item on our statement of operations. Because we have agreed to fund Netzee's operations until it completes its anticipated initial public offering, all of Netzee's losses will be included in our statement of operations. Even if Netzee consummates its initial public offering, we may have to loan it additional amounts to fund its operations. When the funding is complete, we will record only our relative percentage of Netzee's losses. In addition, Netzee has a history of losses and may never become profitable. The impact of Netzee's results of operations on our financial condition, including our shareholders' equity, is uncertain and we cannot guarantee we will benefit from our ownership in Netzee.

If Netzee does not become profitable, it may not be able to repay the loans we have made and may in the future make to it


     In connection with the business combinations involving Netzee, we loaned it over $28 million. In addition, we continue to make loans to Netzee to fund its operations. As of November 2, 1999, the total amount outstanding on our loans to Netzee was approximately $33.5 million. We borrowed these funds under our credit facility with First Union and have pledged substantially all of our assets to secure this loan. Netzee has a history of losses and may never become profitable. As a result, Netzee may be unable to repay our loans, which would harm the value of our investment in Netzee and our shareholders' equity.

Netzee's initial public offering of its common stock will materially impact the value of our ownership of Netzee in several ways

     The SEC has declared effective Netzee's registration statement for its initial public offering of common stock. We cannot assure you that Netzee's offering will close or, if it closes, that its shares will perform favorably in the market. Netzee plans to use a portion of the proceeds from its initial public offering to repay the loans we have made to it. If Netzee does not consummate the offering or receive net proceeds in the amount anticipated, it may be unable to repay the loans and, furthermore, we may have to loan it additional amounts to fund its operations, which would harm the value of our investment in Netzee and our shareholders' equity.

     If Netzee does complete its initial public offering, we will own approximately 39% of its outstanding common stock. The value of our minority interest in Netzee will be based on the fair market value of Netzee's common stock as reported on the Nasdaq National Market. We believe that Netzee will be valued similarly to other companies with Internet-based businesses, and the market values of these companies generally have fluctuated significantly. Therefore, the value of our interest in Netzee and our shareholders' equity could fluctuate significantly, which could cause our stock price to fluctuate as well.

Our relationship with Netzee presents potential conflicts of interest, which may result in decisions which favor Netzee over our other shareholders

     Because we and Netzee are both engaged in the sale of electronic commerce products and services to community financial institutions, numerous potential conflicts of interest exist between our companies. We will compete with each other when offering some products and services to potential customers. Our bylaws contain provisions addressing potential conflicts of interest between us and Netzee and the allocation of transactions that, absent such allocation, could constitute corporate opportunities of both companies. Under these provisions, Netzee may take advantage of a corporate opportunity rather than presenting that opportunity to us, absent a clear indication that the opportunity was directed to us rather than to Netzee. In addition, we plan to use and market Netzee's Internet and telephone banking products and services as part of our electronic commerce solutions, and any failure or refusal by Netzee to provide these products and services could negatively impact our business.


     Our existing and future agreements and relationships with Netzee have not resulted and will not necessarily result from arms-length negotiations. Our Chairman and three of our other directors are directors and significant shareholders of Netzee. In addition, Glenn W. Sturm, one of those directors, serves as Chief Executive Officer of Netzee. When the interests of Netzee diverge from our interests, Netzee's officers and directors may exercise their influence in Netzee's best interests. Therefore, our agreements and relationships with Netzee may be less favorable to us than those that we could obtain from unaffiliated third parties.

Moreover, many of the transactions between us and Netzee do not lend themselves to precise allocations of costs and benefits. Thus, the value of these transactions will be left to the discretion of the parties, who are subject to potentially conflicting interests.

     Other than the provisions of our bylaws relating to corporate opportunities, there is no mechanism in place to resolve these conflicts of interest, except that it is our policy that transactions with affiliated parties be approved by a majority of our disinterested directors. Nevertheless, due to the extensive relationships between Netzee and us, we may make decisions that potentially favor Netzee or its affiliates at the expense of our shareholders. Furthermore, Georgia law may prohibit you from successfully challenging these decisions, if the decision received the affirmative vote of a majority, but not less than two, of our disinterested directors who received full disclosure of the existence and nature of the conflict.

                         Risks Related to Our Industry

Because many of our competitors have significantly greater resources than we do, we may be unable to gain significant market share

     Because our business includes a variety of products and services, we generally face different competitors within each area of our business. Our principal EFT competitors include regional ATM networks, regional and local banks that perform processing functions, non-bank processors and other independent electronic commerce and data communications organizations. In our core banking and data processing business, we compete with several companies who have national operations and significant assets. In each of these areas, our competitors have longer operating histories, greater name recognition, and substantially greater resources than we do. If we compete with them for the same geographic market, their financial strength could prevent us from capturing market share in those areas. In addition, the competitive pricing pressures that would result from an increase in competition from these companies could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors have established cooperative relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     We cannot guarantee that we will be able to compete successfully with existing or new competitors. If we fail to adapt to emerging market demands or to compete successfully with existing and new competitors, our business, financial condition and results of operations would be materially adversely affected.

Because our industry relies on computers and other electronic devices, problems related to the year 2000 date change could disrupt or damage our business operations

     Our industry depends significantly on a number of computer software programs, internal operating systems and connections to other networks. Many installed computer software and network processing systems currently accept only two-digit entries in the date code field and may need to be upgraded or replaced in order to accurately record and process information and transactions on and after January 1, 2000, an issue commonly referred to as the year 2000 problem. If any of these programs, systems or connections do not properly process dates after December 31, 1999, significant system failures or errors could cause damage or destruction to customer data and result in a material adverse effect on our and our customers' business, financial condition and results of operations. For our internal accounting and operating systems and network communications, we use software and other products provided by third parties. If these products are affected by the year 2000 problem, our ability to provide services to our customers may be materially adversely affected.

     Other companies interact electronically with us and our customers, and we must coordinate our EFT, data communications and enterprise software processing with such companies. We interface and exchange information with customers, financial institutions' network processors and other participants in the electronic commerce process. If these third parties do not successfully address the year 2000 problem in their operations, and if we or our customers cannot successfully transfer their processing operations to another provider that is year 2000 compliant, our processing operations may be impeded, hindered or delayed. We believe that many financial institutions and third party vendors and network processors are in various stages of analyzing their software and network applications for year 2000 compliance. It is difficult to estimate the potential expenses involved or delays that may result as these institutions transition their operations to resolve the year 2000 issue. The failure or delay of third parties in addressing the year 2000 issue or the costs involved in such process may have a material adverse effect on our business, financial condition and operating results.

If business and consumer concerns about the year 2000 problem cause a general economic slowdown in the latter part of 1999 or cause a reduction in financial transactions, our business and the price of our common stock may suffer

     It is difficult for us to predict what impact year 2000 issues will have on our business and on the general economy. However, we believe that a general business slowdown may occur during the fourth quarter of 1999 due to concerns about year 2000 issues. These fears could result in reduced business for the banking and financial services industry and could also negatively impact the stock markets in general during the latter part of 1999. If this occurs, our stock price will likely be negatively impacted.

The banking industry is highly regulated, and banking regulations could negatively impact our business

     Our banking customers are subject to the supervision of several state and federal government regulatory agencies. If bank regulations change, or if new regulations are adopted to regulate the products and services offered by or used by community financial institutions, our business, financial condition and results of operations could be materially adversely affected.

Community financial institutions are subject to industry consolidation and we may lose customers with little notice

     We market our products and services primarily to community financial institutions. Due to merger and acquisition activity in the banking industry, there is a risk that an existing customer may be acquired by or merged with another financial institution. Any such purchase or merger may result in a lost customer for us, because the acquiring financial institution may not use our products and services. Many large financial institutions perform their own transaction processing, data communications management, and enterprise software services and do not use third party providers like us. Although we have included financial penalties in most of our contracts for early termination of the contract without cause, these financial penalties would be insufficient to replace the monthly service fee revenues that we would receive if the financial institution had continued as a customer.

We are subject to government and private regulation and an increase in regulatory requirements or tax burdens could place a strain on our business

     Various federal and state regulatory agencies examine our data processing operations from time to time. These agencies can make findings or recommendations regarding various aspects of our operations, and we generally must follow such recommendations to continue our data processing operations. If we fail to comply with these regulations, our operations and our processing revenues could be negatively impacted.

     Our ATM network operations are subject to federal regulations governing consumers' rights. Fees charged by ATM owners are currently regulated in several states, and legislation regulating ATM fees has been proposed in several other states. Additional legislation may be proposed and enacted in the future or existing consumer protection laws may be expanded to apply to ATM fees. If the number of ATMs decreases, then our EFT revenues may decline. Furthermore, we are subject to the regulations and policies of various ATM and debit card associations and networks. If we lose our privileges to provide transaction processing services across these networks, our revenues from ATM and debit card transaction processing will decrease significantly.

     As a transaction processing company, we may be subject to state taxation of certain portions of the fees charged for our services. Application of this tax is an emerging issue in the industry, and the states have not yet adopted uniform guidelines implementing these regulations. If we are required to bear all or a portion of these costs, and are unable to pass these costs through to our customers, our financial condition and results of operations would be adversely affected.

If we face a claim of intellectual property infringement by a third party or fail to protect our intellectual property rights, we could be liable for significant damages or could lose our intellectual property rights

     We attempt to protect our software, documentation and other written materials under trade secret and copyright laws, confidentiality procedures and contractual provisions, which afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot guarantee that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. We do not believe that any of our products infringe the proprietary rights of third parties. We cannot guarantee, however, that third parties will not make infringement claims, and we have agreed to indemnify many of our customers against such claims. We anticipate that the number of infringement claims will increase as the number of electronic commerce products and services increase and the functionality of products in different industry segments overlaps. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation, and may not be resolved on terms favorable to us.

                        Risks Related to this Offering

A few people control a large portion of our stock and may vote their shares in ways contrary to your interests

     Our executive officers and directors beneficially own approximately 31.4% of our outstanding common stock as of the date of this prospectus. The sale of the shares by the selling shareholders will not decrease the percentage of our common stock owned by our executive officers and directors. As a result, they can exercise control over our company and have the power to influence the election of a majority of the directors, the appointment of management and the approval of actions requiring a majority vote of our shareholders. Their interests may conflict with your interest as a shareholder, and they could use their power to delay or prevent a change in control, even if a majority of the other shareholders desired a change.

Future sales of shares of our common stock will dilute your ownership and may negatively affect our stock price

     To carry out our growth strategies, we plan to acquire other businesses and products using a combination of our stock and cash, and we may also sell additional shares of our stock to raise money for expanding our operations. We may issue more shares of stock, both common and preferred, in future acquisitions or in sales of our stock, which would dilute your ownership interest in our company.

     If our shareholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options and shares registered in this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of September 30, 1999, we had 10,115,972 shares of common stock outstanding and options outstanding to acquire an additional 1,514,715 shares of common stock. Approximately 7,272,097 shares, including the shares being sold by the selling shareholders, will be freely tradable by persons who are not affiliates of our company.

We cannot predict every event and circumstance which may impact our business and, therefore, the risks and uncertainties discussed above may not be the only ones you should consider

     The risks and uncertainties discussed above are in addition to those that apply to most businesses generally. In addition, as we continue to grow our business, we may encounter other risks which we are not aware of at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.


                                USE OF PROCEEDS

     The selling shareholders will receive all of the proceeds from the sale of shares offered by this prospectus. We will not receive any of the proceeds.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with the consolidated financial statements and the related notes and other financial information included and incorporated by reference into this prospectus.

Overview

     We derive revenues primarily from the following sources:

     .  electronic funds transfer, or EFT, processing services;
     . core data processing systems, support, maintenance and related services; . check imaging systems, support and related services;
     .  data communications management; and
     . ancillary products and services, including maintenance and technical support services, sales of banking related equipment and complementary products.


     We derive EFT revenues principally from processing ATM and debit card transactions. We receive a base fee for providing our ATM processing services and an additional fee for each ATM serviced. Once the number of transactions by a customer exceeds established levels, typically between 2,000 and 3,000 transactions per month, we charge additional fees for the extra transactions processed. For debit card transactions, we generally receive a portion of the interchange fees charged by our financial institution customers, and we charge a monthly fee if our customers do not meet a certain minimum dollar amount of transactions for a particular month. Most charges due under our EFT service agreements are paid monthly.


     On a service bureau basis, we generate core data processing revenues from service and processing fees based on the volume of transactions processed. These revenues are recognized as the services are performed. We also generate core data processing revenues by licensing PC BancPAC, our proprietary Windows NT based client/server software system, on an in-house basis. We recognize revenues for licensing of PC BancPAC in accordance with Statement of Position 97-2 on "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants. We recognize software license fees when we have signed a non-cancelable license agreement, shipped the product and satisfied all significant obligations to the customer.

     We license on an in-house basis Renaissance software, our proprietary check imaging software that we acquired through SBS Corp. in August 1999. We generate revenues from upfront license fees and recurring annual maintenance fees charged for this system. Revenues from licensing of Renaissance are recognized in accordance with Statement of Position 97-2, as discussed above. We also provide check imaging in a service bureau environment. On a service bureau basis, we generate revenues based on the volume of items processed. This revenue is recognized as we provide the service.

     We generate our data communications management service revenues principally from network management and data traffic across our frame relay network and from equipment configuration, installation and sales. We charge a flat monthly fee for providing telecommunications connectivity and network management as well as an initial installation charge.

     Our ancillary products and services generate revenues primarily from our maintenance and technical support services as well as sales of equipment. We recognize maintenance and technical support service revenues as the service period elapses. We recognize equipment sales revenues at the time of shipment.

     In June 1998, we completed an initial public offering of our common stock. Since that time, we have completed a number of acquisitions. We originally accounted for our acquisition of Direct Access in March 1999 as a pooling of interest. As a result of the Netzee transactions described in "Summary," we have changed the accounting for this transaction to a purchase. Therefore, all of our acquisitions since our initial public offering have been accounted for as purchase transactions and are reflected as such in the accompanying financial statements. For information about our acquisitions prior to our initial public offering, see our other SEC filings and the notes to our consolidated financial statements.

     We base our expenses to a significant extent on our expectations of future revenues. Most of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenues are lower than we expect. In an attempt to enhance our long term competitive position, we may also make decisions regarding pricing, marketing, services and technology that could have an adverse near-term effect on our financial condition and operating results. Due to the foregoing factors and other risks discussed elsewhere in this prospectus, including in "Risk Factors," we believe that quarter to quarter comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results will fall below the expectations of securities analysts or investors in some future quarter. In such event, the trading price of our common stock would likely decline, perhaps significantly.

Results of Operations

     The following table sets forth the percentage of revenues represented by certain items in the consolidated statements of operations for the indicated periods.


                                                                                                       Six months ended
                                                                 Years ended December 31,                  June 30,
                                                         ----------------------------------------  -------------------------
                                                             1996           1997         1998          1998         1999
                                                         -------------  ------------  -----------  ------------  -----------
Revenues  ...............................................       100.0%        100.0%       100.0%        100.0%       100.0%
Costs of services  ......................................        54.2          44.0         41.6          41.6         38.6
Selling, general and administrative expenses  ...........        47.2          43.4         38.8          39.6         38.0
Depreciation and amortization  ..........................         2.4           5.7          4.7           4.6          5.9
Loss on impairment of intangibles  ......................           0           3.1            0             0            0
Writeoff of purchased research and development
 costs  .................................................         5.6             0            0             0            0
                                                                -----         -----        -----         -----        -----
Total operating expenses  ...............................       109.4          96.2         85.1          85.9         82.5
                                                                -----         -----        -----         -----        -----
Operating income (loss)  ................................        (9.4)          3.8         14.9          14.2         17.5
Other income (expense), net  ............................        (1.9)         (2.8)        (0.6)         (2.3)         0.3
                                                                -----         -----        -----         -----        -----
Income (loss) before minority interest and
  provision for Income taxes  ...........................       (11.3)          1.0         14.3          11.9         17.8
Provision (benefit) for income taxes  ...................        (1.6)          2.9          5.4           4.7          6.8
Minority interest in (income) loss of consolidated
  subsidiary  ...........................................        (0.1)          0.2         (0.3)         (0.4)        (0.3)
                                                                -----         -----        -----         -----        -----
Net (loss) income  ......................................        (9.8)%        (1.7)%        8.6%          6.8%        10.7%
                                                                =====         =====        =====         =====        =====

Six months ended June 30, 1999 compared to six months ended June 30, 1998

     Revenues. Revenues increased 44.6%, or $5.8 million, to $18.7 million for the six months ended June 30, 1999 from $12.9 million for the six months ended June 30, 1998. The $5.8 million increase was primarily attributable to (a) $2.5 million generated by an increase in core data processing including check imaging, (b) $2.0 million generated by an increase in EFT processing, (c) $640,000 generated by an increase in data communications management and (d) other increases of $660,000 generated by ancillary products and services.

     Costs of services. Costs of services increased 34.0%, or $1.8 million, to $7.2 million for the six months ended June 30, 1999 from $5.4 million for the six months ended June 30, 1998. The $1.8 million increase was primarily attributable to (a) $700,000 generated by our core data processing services, (b) $440,000 generated by additional data communications sales, (c) $200,000 generated by an increase in EFT processing services and (d) $460,000 generated by ancillary products and services. Costs of services as a percentage of sales decreased from 41.6% for the six months ended June 30, 1998 to 38.6% for the six months ended June 30, 1999, primarily due to additional higher margin EFT revenues and synergies from our acquisitions.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 38.7%, or $2.0 million, to $7.1 million for the six months ended June 30, 1999 from $5.1 million for the six months ended June 30, 1998. The increase was primarily attributable to $1.1 million to support our continued internal growth, including personnel costs, and $870,000 related to our acquisitions. Selling, general and administrative expenses as a percentage of sales decreased from 39.6% for the six months ended June 30, 1998 to 38.0% for the six months ended June 30, 1999.

     Depreciation and amortization. Depreciation and amortization increased 85.1%, or $510,000, to $1.1 million for the six months ended June 30, 1999 from $600,000 for the six months ended June 30, 1998. The increase was primarily attributable to additional property, plant and equipment obtained through acquisitions as well as internal growth, and amortization of intangible assets related to our acquisitions, partially offset by a decrease in amortization of other intangibles.

     Operating income (loss). For the reasons stated above, operating income increased $1.5 million to $3.3 million for the six months ended June 30, 1999 from $1.8 million for the same period in 1998.

     Other income (expense). Other income (expense) increased $350,000, to income of $60,000 for the six months ended June 30, 1999 from an expense of $290,000 for the six months ended June 30, 1998. The increase was primarily due to the reduction of long term debt with proceeds from our initial public offering in June 1998 which, in turn, reduced interest expense.

     Provision (benefit) for income taxes. Provision for income taxes increased $670,000 to $1.3 million for the six months ended June 30, 1999 from $610,000 for the six months ended June 30, 1998. The increase was attributable to increased profits and an increase in nondeductible amortization.

     Minority interest in (income) loss of consolidated subsidiary. Minority interest in income increased to $60,000 for the six months ended June 30, 1999 from $50,000 for the six months ended June 30, 1998. The increase was attributable to profits in the operations of a subsidiary in which we own a 66% interest, which had been a consolidated subsidiary in which we owned a 33% interest during the prior period.

Year ended December 31, 1998 compared to year ended December 31, 1997

     Revenues. Revenues increased 24.1%, or $5.6 million, to $28.9 million for the year ended December 31, 1998 from $23.3 million for the year ended December 31, 1997. The $5.6 million increase was primarily related to (a) $2.5 million generated by an increase in EFT processing, (b) $1.3 million generated by additional core data processing, (c) $650,000 generated by an increase in data communications management, and (d) other increases of $1.2 million generated by ancillary products and services, including $380,000 generated by an increase in merchant portfolio management revenues.

     Costs of services. Costs of services increased 17.7%, or $1.8 million, to $12.0 million for the year ended December 31, 1998 from $10.2 million for the year ended December 31, 1997. The $1.8 million increase was primarily attributable to (a) $1.0 million in costs generated by an increase in core data processing sales, (b) an increase of $710,000 related to equipment sales and maintenance services and (c) other costs of $90,000.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 11.1%, or $1.1 million, to $11.2 million for the year ended December 31, 1998 from $10.1 million for the year ended December 31, 1997. The $1.1 million increase was primarily due to additional personnel costs incurred to support our growth.

     Depreciation and amortization. Depreciation and amortization remained constant at approximately $1.3 million for the years ended December 31, 1998 and 1997. An increase of $440,000 in depreciation expense related to fixed asset additions was offset by reduced amortization due to fully amortized contracts related to acquisitions which occurred in 1996 and 1997.

     Loss on impairment of intangibles. There was no loss on impairment of intangibles for the year ended December 31, 1998. The 1997 loss was due to (a) the write off of $540,000 of goodwill assumed in our acquisition of a merchant banking company in December 1996 and (b) the write off of $190,000 in purchased software assumed in our acquisition of a core processing company in December 1996. These writeoffs were due to permanent impairment in the related long term assets.

     Operating income (loss). For the reasons stated above, operating income increased $3.4 million to $4.3 million for the year ended December 31, 1998 from $880,000 for the year ended December 31, 1997. Exclusive of the nonrecurring loss on impairment of intangibles in 1997, operating income would have been $1.6 million in 1997.

     Other income (expense). Other expense decreased $470,000 to $180,000 for the year ended December 31, 1998 from $650,000 for the year ended December 31, 1997. The decrease was due primarily to a decrease in interest expense resulting from the payment of long term debt with the proceeds from our initial public offering which was completed in June 1998.

     Provision (benefit) for income taxes. Provision for income taxes increased $900,000 to $1.6 million for the year ended December 31, 1998 from $670,000 for the year ended December 31, 1997. The increase was primarily due to increased profits partially offset by a reduction in nondeductible amortization.

     Minority interest in (income) loss of consolidated subsidiary. Minority interest in income increased $130,000 to $90,000 for the year ended December 31, 1998 from a loss of $40,000 for the year ended December 31, 1997. The increase was primarily due to profits in the operations of a consolidated subsidiary in which we owned 33%, partially offset by our acquisition of an additional 33% ownership interest in that company in August 1998.

Year ended December 31, 1997 compared to year ended December 31, 1996

     Revenues. Revenues increased 60.3%, or $8.7 million, to $23.3 million for the year ended December 31, 1997 from $14.5 million for the year ended December 31, 1996. The $8.7 million increase was primarily attributable to (a) $4.0 million generated by our acquired core data processing operations as these operations were included for the full year in 1997 as compared to one month in 1996, (b) $1.3 million generated by an increase in EFT processing, (c) $1.3 million generated by PC BancPAC and related core data processing operations which we acquired on December 31, 1996, (d) $1.2 million generated by equipment sales and maintenance fees as these operations were included for a full year in 1997 and (e) $930,000 generated by additional data communications management.

     Costs of services. Costs of services increased 30.0%, or $2.3 million, to $10.2 million for the year ended December 31, 1997 from $7.9 million for the year ended December 31, 1996. The $2.3 million increase was primarily due to (a) an increase of $1.1 million related to the core processing operations as these operations were included for the full year in 1997 as compared to one month in 1996, (b) an increase of $570,000 related to data communications sales, (c) an increase of $310,000 related to PC BancPAC and related core processing services which were included for the full year in 1997 and (d) $320,000 related to additional equipment sales and maintenance. Costs of services as a percentage of sales decreased to 44.0% from 54.2% in 1996, primarily due to additional higher margin EFT revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 47.5%, or $3.3 million, to $10.1 million for the year ended December 31, 1997 from $6.8 million for the year ended December 31, 1996. The $3.3 million increase was primarily attributable to (a) $1.3 million related to acquired core data processing operations as these operations were included in 1997 as compared to one month in 1996, (b) $980,000 related to PC BancPAC and related core processing operations which we acquired in December 31, 1996, of which approximately $500,000 was related to research and development activities, (c) $840,000 related to equipment and maintenance services as a full year of these operations was included in 1997, (d) $520,000 related to merchant portfolio management services as a full year of these operations was included in 1997 as compared to one month in 1996, (e) $1.3 million related to additional personnel and facilities to support our growth and
(f) other expenses of $120,000 partially offset by a $1.8 million nonrecurring charge in 1996 related to a deferred compensation agreement with an officer.

     Depreciation and amortization. Depreciation and amortization increased $970,000 to $1.3 million for the year ended December 31, 1997 from $350,000 for the year ended December 31, 1996. This increase was primarily due to (a) the amortization of $620,000 of goodwill and contracts related to our purchase of a core processing company in 1996 which was included for a full year in 1997 as opposed to one month in 1996, (b) amortization of $90,000 of goodwill and contracts related to our purchase of equipment and maintenance services, the operations of which were included for a full year in 1997, (c) an increase in depreciation expense of $160,000 related primarily to acquisitions and (d) other net increases of $100,000.

     Loss on impairment of intangibles. Loss on impairment of intangibles totaled $730,000 for the year ended December 31, 1997. This was primarily due to
(a) the write off of $540,000 of goodwill assumed in our acquisition of a merchant portfolio management company in 1996 and (b) the write off of $190,000 in purchased software assumed in our acquisition of a core processing company in 1996. These writeoffs were due to permanent impairment in the related long term assets.

     Writeoff of purchased research and development costs. The $810,000 in writeoff of purchased research and development costs in 1996 was due to allocation of a component of the purchase price of PC BancPAC and related core processing operations to incomplete research and development costs at the time of purchase as the development of certain projects had not yet reached technological feasibility and the technology had no alternative use and required substantial additional development.

     Operating income (loss). For the foregoing reasons, operating income increased $2.2 million to $880,000 for the year ended December 31, 1997 from an operating loss of $1.4 million for the year ended December 31, 1996. Exclusive of the nonrecurring loss on impairment of intangibles, operating income would have been $1.6 million in 1997.

     Other income (expense). Other expense increased $370,000 to $650,000 for the year ended December 31, 1997 from $280,000 for the year ended December 31, 1996. This increase was primarily due to interest on new debt to fund our acquisitions during 1996 which was recorded for a full year in 1997.

     Provision (benefit) for income taxes. Provision for income taxes increased $900,000 to $670,000 for the year ended December 31, 1997 from a benefit of $230,000 for the year ended December 31, 1996. The increase was primarily due to increased pre-tax income partially offset by deductible losses in 1996 primarily related to a deferred compensation agreement with an officer.

     Minority interest in (income) loss of consolidated subsidiary. Minority interest in income decreased $50,000 to a loss of $40,000 for the year ended December 31, 1997 from income of $10,000 for the year ended December 31, 1996. The decrease was primarily due to losses in the operations of a consolidated subsidiary in which we owned a 33% interest.

Liquidity and Capital Resources

     Net cash provided by operating activities was $2.7 million for the year ended December 31, 1998 and $2.1 million for the year ended December 31, 1997. The increase in net cash provided by operating activities in 1998 as compared to 1997 was attributable primarily to an increase in net income partially offset by an increase in accounts receivable and other assets. Net cash provided by operating activities was $1.8 million for the six months ended June 30, 1999 compared to $2.1 million for the six months ended June 30, 1998. This decrease in net cash was attributable primarily to increases in accounts receivable, inventory, prepaid expenses and other assets, partially offset by an increase in net income.

     Net cash used in investing activities was $8.4 million for the year ended December 31, 1998 and $630,000 for the year ended December 31, 1997. The increase in net cash used in investing activities in 1998 as compared to 1997 was attributable to increased capital expenditures and acquisitions during 1998. Net cash used in investing activities was $3.0 million for the six months ended June 30, 1999 and $2.7 million for the six months ended June 30, 1998. The increase in net cash used in investing activities was primarily due to our acquisitions and an increase in capital expenditures.

     Net cash provided by financing activities was $6.9 million for the year ended December 31, 1998 and net cash used in financing activities was $860,000 for the year ended December 31, 1997. The increase for 1998 as compared to 1997 was due to an increase in cash from the completion of our initial public offering, partially offset by the paydown of $5.2 million of long term debt and $1.8 million of deferred compensation. Net cash provided by financing activities was $450,000 for the six months ended June 30, 1999 and $5.6 million for the six months ended June 30, 1998. The decrease in cash provided by financing activities was primarily due to completion of our initial public offering in the second quarter of 1998.

     In June 1998, we completed our initial public offering of common stock. Proceeds from our public offering after deducting expenses related to the offering were approximately $14.4 million, including proceeds from the underwriters' over-allotment option which was exercised in July 1998. Proceeds of the initial public offering were used to pay down debt, pay obligations owed to a former officer, enhance and expand our frame relay network, redeem shares of preferred stock and for general working capital needs, including acquisitions.

     During 1998, we entered into a credit facility with First Union National Bank. Under this facility, as amended, we may borrow up to $35.0 million for working capital and to fund acquisitions and pay expenses related to acquisitions. The First Union credit facility contains provisions which require us to maintain certain financial ratios and minimum net worth amounts and which restrict our ability to incur additional debt, make certain capital expenditures, enter into agreements for mergers, acquisitions or the sale of substantial assets and pay dividends. The First Union credit facility matures on June 30, 2002. Interest is payable monthly and outstanding principal amounts accrue interest, at our option, at an annual rate equal to either (a) a floating rate equal to the lender's prime rate minus one quarter of one percent or (b) a fixed rate based upon the 30-day LIBOR rate plus applicable margins. On September 30, 1999, the interest rate under this facility was approximately 7.5%.


     In connection with the acquisition of SBS Corp. and SBS Data, we borrowed $21.6 million from First Union and loaned that amount to Netzee to pay a portion of the purchase price for SBS Corp. and to pay some outstanding liabilities of SBS Corp. On September 1, 1999, we borrowed approximately $7.3 million additional proceeds from the First Union credit facility and loaned that amount to Netzee to pay a portion of the purchase price for acquisitions of other companies. Netzee has executed and delivered promissory notes to us for these loans, which accrue interest at a fluctuating annual rate equal to the prime rate plus 2.0%, which as of September 30, 1999 equaled 10.25%. We have also funded working capital requirements of Netzee. Amounts due related to working capital funding were $4.6 million at November 2, 1999.

     While there can be no assurance, we believe that funds currently on hand, funds to be provided by operations, and funds available for working capital purposes under the First Union credit facility will be sufficient to meet our anticipated capital expenditure and liquidity requirements for at least the next 12 months. We intend to grow, in part, through strategic acquisitions and will make additional expenditures to negotiate and consummate acquisition transactions and integrate the acquired companies. No assurance can be made with respect to the actual timing and amount of the expenditures and acquisitions. In addition, no assurance can be given that we will complete any acquisitions on terms favorable to us, if at all, or that additional sources of financing will not be required during these time periods or thereafter.

Possible Effects of the Year 2000

     Our business and relationships with our customers depend significantly on a number of computer software programs, internal operating systems and connections to other regional and national telecommunications and processing networks. If any of these software programs, systems or networks are not programmed to recognize and properly process dates after December 31, 1999, significant system failures or errors may result. These matters are commonly referred to as the year 2000 issue and they could have a material adverse effect on our operations and those of our customers.

Our compliance program

     We have conducted a review of our internal accounting and operating programs and systems and currently believe that these programs and systems and the network connections we maintain are adequately programmed to address the year 2000 issue or can be modified or replaced to address the year 2000 issue without incurring costs or delays which would have a material adverse effect on our financial condition.

     We have successfully converted all of our non-year 2000 compliant service bureau processing customers to our PC BancPAC software, which we believe is year 2000 compliant. We have incurred costs of approximately $175,000 related to the conversions.

     We currently provide core data processing and check imaging services through eleven centers located in Georgia, Florida, Tennessee, Arkansas and Colorado. We have completed the upgrade of the equipment at each of these locations to be year 2000 compliant. The total cost to make the equipment year 2000 compliant was approximately $75,000. In the event that the upgraded equipment does not function properly, we believe that we can purchase equipment that will allow processing to continue. It is difficult to estimate the potential expense involved or delays which may result from a failure of the upgraded equipment at our service bureau processing centers.

     EFT processing is dependent upon coordinating the operations of other
ATM networks and our systems. In regard to our EFT operations and ATM network, we believe the internal coding required for our products to be year 2000 complaint has been completed. We have completed the testing and certification of our connections to other ATM networks, and we believe these connections are year 2000 compliant. If the other ATM networks do not successfully address year 2000 issues in their operations and if we are unable to route the transactions over another network or another provider that has year 2000 compliant systems, our operations may be affected. It is difficult to estimate the cost of our efforts to certify these operations as the majority of expenditures relate to existing programmers and support staff required to review the financial institutions networks and equipment. It is difficult to estimate the potential expenses involved or delays which may result from a failure or delay of these institutions and third parties in resolving their year 2000 issues.

     In regard to our data communications operations, we have completed a review of our internal equipment as well as third party products and systems used in our operations. It is our belief that our data communications equipment and services, which are primarily provided by companies such as Motorola, BellSouth, MCI WorldCom and Qwest Communications, are year 2000 compliant. If these companies do not successfully address year 2000 issues in their operations and if we are unable to successfully transfer our business operations to another provider that has year 2000 compliant systems, our data communications operations may be interrupted, hindered or delayed, which would have a material adverse effect on our business, financial condition and results of operations.

Third party compliance

     Other companies interact electronically with us and our customers, and we must coordinate our EFT processing, ATM network, data communications and enterprise software processing with these other companies and our customers. We have completed a preliminary assessment of third party products and systems used in our business. We believe that many financial institutions and third party vendors and network processors, including our customers, vendors and processors, are still in the process of analyzing their software and network applications to address year 2000 issues. These other companies may not be successful in identifying or resolving year 2000 issues in their operations, and our business could suffer greatly if our customers' and vendors' operations are halted or diminished even temporarily to address or correct these issues. It is difficult to estimate the potential expenses involved or delays which may result from the failure of these institutions and third parties to resolve their year 2000 issues in a timely manner. We cannot assure you that such expenses, failures or delays will not have a material adverse effect on our business, financial condition or results of operations.

SBS acquisition


     We recently acquired SBS Data Services and the non-Internet and non-telephone banking assets of SBS Corporation, affiliated corporations which provide core data processing, check imaging equipment sales and services and optical storage products to community financial institutions. SBS Data and SBS Corp. have completed a year 2000 compliance review of their products and systems and have made all necessary upgrades to be year 2000 compliant. We are incorporating the SBS products and systems into our continuing year 2000 testing and compliance program.


Contingency plans

     Although we have not found any material year 2000 issues with our products, services or operating systems, or those of third parties with whom we do business, we have developed contingency plans for handling any year 2000 problems that may occur. Our contingency plans include:

     .   accelerated replacement of affected equipment or software;
     . the emergency allocation of personnel and resources to analyze, assess and direct remediation efforts;
     . the use of backup systems, including those that do not rely on computers; and
     .   alternative sources of power and communications.

     It is difficult to estimate the potential expenses involved or delays which may result if we are required to implement our contingency plans to address year 2000 issues.

Effects of Accounting Standards

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 will not have a material impact on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

     We do not use derivative financial instruments in our operations or investments and do not have significant operations subject to fluctuations in foreign currency exchange rates. Borrowings under the First Union credit facility accrue interest at a fluctuating rate based either upon the lender's prime rate or LIBOR. Prior to August 6, 1999, we had less than $1.0 million outstanding under the First Union facility and, therefore, were not subject to significant risks from interest rate fluctuations. As of September 30, 1999, we had $30.3 million outstanding under this facility, which significantly increases our risks from interest rate fluctuations. Changes in interest rates which dramatically increase the interest rate on the credit facility would make it more costly to borrow under that facility and may impede our acquisition and growth strategies if we determine that the costs associated with borrowing funds are too high to implement these strategies.

                             SELLING SHAREHOLDERS

     On March 9, 1999, we purchased Direct Access Interactive, Inc., a provider of telephone and Internet banking services to financial institutions. In this transaction, we issued 151,229 shares of our common stock to the five shareholders of Direct Access. Of these shares, 13,696 shares were placed in escrow to satisfy indemnity obligations of the Direct Access shareholders to InterCept. These shares held in escrow will not be included in this offering. If we do not make a claim against the escrow, all of the shares will be released from escrow on March 9, 2000 and may be sold at that time by the shareholders under Rule 144 of the Securities Act. None of the former shareholders of Direct Access are officers or directors of InterCept.

     On May 28, 1999, we purchased L.E. Vickers & Associates, Inc., a core data processing, item capture and check imaging company, and Data Equipment Services, Inc., a supplier of specialized equipment and maintenance services to financial institutions. In this transaction, we issued 481,232 shares of our common stock to Larry E. Vickers, the sole shareholder of L.E. Vickers & Associates, and 19,249 shares of our common stock to Mr. Vickers wife, Brenda J. Vickers, the sole shareholder of Data Equipment Services. Of these shares, 25,024 shares were placed in escrow to satisfy any indemnity obligations of the Vickers to InterCept. The shares held in escrow are included in this offering and the proceeds from any shares sold will continue to be held in escrow. If not sold prior to May 28, 2000, and if we do not make a claim against the escrow, the shares will be released from escrow on that date and may be sold at that time under Rule 144. Mr. and Mrs. Vickers are not officers or directors of InterCept.

     The following table sets forth information regarding the beneficial ownership of our common stock held by each selling shareholder as of September 30, 1999, and as adjusted to reflect the sale of common stock offered by each selling shareholder. The information in the table is based on information from the named persons regarding their ownership of our common stock. Unless otherwise indicated, each of the selling shareholders has sole voting power and investment power over the shares beneficially owned. As of September 30, 1999, there were 10,115,972 shares of common stock outstanding.

                                            Ownership                                     Ownership
                                              before                                        after
                                           the offering                                  the offering
                                    --------------------------       Number of        -----------------
  Name of Shareholder                  Shares          %           shares offered           Shares
  -------------------                  ------         ---          --------------           ------
  Janice Brown                            240          *                  216                   24
  Jack Caldwell                        83,148          *               76,258                6,890
  Janet Hollingsworth                   3,424          *                3,082                  342
  Kevin Jones                          64,349          *               57,915                6,434
  Brenda A. Vickers (1)                19,249          *               19,249                    0
  Larry E. Vickers (1)                481,232         4.8             481,232                    0
  Steve White (2)                         698          *                   62                  636
  The Vickers Foundation (3)               --          --                  --                   --

  *  Less than 1% of the outstanding common stock.
(1) Each of Mr. and Mrs. Vickers are deemed to beneficially own the shares held by the other. Therefore, each of them may be deemed to own and be offering 500,481 shares, which is the total shares owned by them.
(2)  Mr. White owns 630 shares jointly with his spouse.
(3) Mr. Vickers has indicated to us that he plans to gift up to 15,000 shares to The Vickers Foundation, for which he serves as trustee. If such event occurs, the foundation will become a selling shareholder and will be able to sell those shares under this prospectus.

                             PLAN OF DISTRIBUTION

     We are registering the shares offered under this prospectus on behalf of the selling shareholders and their pledgees, donees, transferees and successors in interest. We will not receive any proceeds from the sale of the shares. The selling shareholders and their pledgees, donees, transferees or successors in interest may sell or distribute these shares from time to time. These sales may be made directly or through brokers or dealers or underwriters who may act solely as agents, or who may acquire shares as principals. Sales may be made at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders have the right to accept or reject, in whole or in part, any proposed purchase of these shares, whether the purchase is to be made directly or through agents.

     The shares may be sold in one or more of the following types of transactions, or in any combination of the following types of transactions:

     (a) a cross or block trade, including a transaction in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (b) purchases by a broker or dealer or underwriter as principal and resale by such broker or dealer or underwriter for its account under this prospectus;

     (c) an exchange distribution in accordance with the rules of such exchange;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     (e) in transactions "at the market" to or through market makers of our common stock or into an existing market for the common stock;

     (f) in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

     (g) through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

     (h)  in privately negotiated transactions; or

     (i)  in transactions to cover short sales.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. Under Rule 144, a shareholder may sell shares held more than one year, provided the shareholder meets various manner of sale, notice and other requirements set forth in Rule 144.

     From time to time after the date of this prospectus, the selling shareholders may pledge or grant a security interest in some or all of the shares offered under this prospectus. If a selling shareholder defaults in performance of the obligations secured by these shares, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling shareholders also may transfer and donate these shares in other circumstances. The number of shares beneficially owned by the selling shareholders will decrease as and when the selling shareholders transfer or donate these shares or default in performing any obligations secured by these shares. The plan of distribution for shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, secured parties or other successors in interest will be selling shareholders for purposes of this prospectus.

     In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with brokers or dealers. In connection with such transactions, brokers or dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume, including positions assumed in connection with distributions of these shares by such brokers or dealers. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with brokers or dealers which require the delivery to the brokers or dealers of the shares registered hereunder, which the brokers or dealers may resell or otherwise transfer under this prospectus. The selling shareholders may also loan or pledge the shares to brokers or dealers and the brokers or dealers may sell the shares so loaned or, upon a default, the brokers or dealers may effect sales of the pledged shares under this prospectus.

     The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, brokers or dealers regarding the sale of these shares, nor is there an underwriter or coordinating broker or dealer acting in connection with the proposed sale of these shares. However, the selling shareholders may use brokers, dealers, underwriters or agents to sell these shares, who may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling shareholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions.

     Because the selling shareholders and such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any commission, discount, concession or profit they realize with respect to the resale of these shares while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not paid by us.

     If the selling shareholders sell these shares in an underwritten offering, the underwriters may acquire these shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and brokers or dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to brokers or dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

     If the selling shareholders notify us that they have entered into any material arrangement with a broker or dealer for the sale of these shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, disclosing:

     (a) the name of each selling shareholder and of the participating broker or dealer(s);

     (b)  the number of shares involved;

     (c)  the price at which such shares were sold;

     (d) the commissions paid or discounts or concessions allowed to such broker or dealer(s), where applicable;

     (e) that such broker or dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     (f)  other facts material to the transaction.

In addition, we will file a supplement to this prospectus if we are notified that a donee or pledgee that is not already identified as a selling shareholder intends to sell more than 500 shares.

     We have advised the selling shareholders that during such time as they may be engaged in a distribution of these shares, they are required to comply with Regulation M under the Exchange Act. With certain exceptions, Regulation M prohibits the selling shareholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

     We have agreed to bear certain expenses of registration of the common stock under the federal and state securities laws and of any offering and sale hereunder not including commissions of dealers or agents, fees attributable to the sale of the shares and some other expenses. We have agreed to indemnify the selling shareholders, and we may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of these shares, against certain liabilities, including some potential liabilities under the Securities Act. The selling shareholders may agree to indemnify any broker or dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     The registration statement for this offering was filed under the terms of a registration rights agreement with Larry and Brenda Vickers and is subject to the terms of that agreement. That agreement provides that in the event that we determine that the registration of the shares will interfere with any material financing, acquisition or other corporation transaction by us, we may terminate or withdraw the registration statement covering these shares with the approval of Mr. Vickers. If we do so and Mr. and Mrs. Vickers hold shares with a market value of at least $500,000, they can require us to register the remaining shares held by them unless we include the shares in another offering. This offering will terminate on the earlier of (a) May 28, 2000 or (b) the date on which the selling shareholders have sold all of the shares offered hereby.

     There can be no assurance that the selling shareholders will sell any or all of the shares of common stock offered by them under this prospectus. It is possible that a significant number of these shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

                                 LEGAL MATTERS


     The validity of the shares of common stock offered under this prospectus has been passed upon for InterCept by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia. Glenn W. Sturm, a partner of Nelson Mullins, is one of our directors. As of November 1, 1999, members and employees of Nelson Mullins, including Mr. Sturm, beneficially owned an aggregate of 425,002 shares of our common stock.


                                    EXPERTS

     The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of SBS Data Services, Inc. as of December 31, 1997 and 1998, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Hardman, Guess, Frost & Cummings, P.C., independent public accountants, as stated in their reports and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Item Processing of America, Inc. incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

               PART II.   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses in connection with the offering described in the registration statement. All amounts are estimates except the SEC Registration Fee:

          SEC Registration Fee  ....................  $  2,606
          Printing and Engraving Expenses   ........    15,000
          Legal Fees and Expenses  .................    50,000
          Accounting Fees and Expenses  ............    30,000
          Miscellaneous Expenses  ..................     2,394
                                                      --------
               Total................................  $100,000

     The selling shareholders will not pay any of these expenses.

Item 15.  Indemnification of Directors and Officers.

     The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for any breach of duty of care or other duty as a director, provided that no provision shall eliminate or limit the liability of a director for:

     . an appropriation, in violation of his duties, of any business opportunity of the corporation,

     . acts or omissions which involve intentional misconduct or a knowing violation of law,

     .    unlawful corporate distributions, or

     . any transaction from which the director received an improper personal benefit.

     The Georgia Code permits a corporation to indemnify officers to the same extent as directors. Our amended and restated articles of incorporation exonerate our directors from monetary liability to the extent described above, and our amended and restated bylaws provide the same limitation of liability to our officers.

     In addition to the rights provided by law, our amended and restated articles of incorporation and our amended and restated bylaws provide broad indemnification rights to our directors and the officers, employees and agents designated by our directors, with respect to various civil and criminal liabilities and losses which may be incurred by the director, officer, agent or employee under any pending or threatened litigation or other proceedings, except that such indemnification does not apply in the same situations described above with respect to the exculpation from liability of our directors. We are also obligated to reimburse directors and other parties for expenses, including legal fees, court costs and expert witness fees, incurred by the person in defending against any liabilities and losses, as long as the person in good faith believes that he or she acted in accordance with the applicable standard of conduct with respect to the underlying accusations giving rise to such liabilities or losses and agrees to repay to us any advances made if it is ultimately determined that the person is not entitled to indemnification by us. Any amendment or other modification to the applicable law, our articles of incorporation or our bylaws which limits or otherwise adversely affects the rights to indemnification currently provided therein shall apply only to proceedings based upon actions and events occurring after such amendment and, in the case of amendments to our articles or bylaws, delivery of notice thereof to the indemnified parties.

     We have entered into separate indemnification agreements with each of our directors and certain of our officers, whereby we agreed, among other things, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those set forth in the articles of incorporation and the bylaws. These agreements may not be invalidated by action of the shareholders. In addition, we hold an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, for any claim made against our directors and officers for a wrongful act that they may become legally obligated to pay or for which we are required to indemnify the directors or officers.

     We believe that the above protections are necessary in order to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

     (a)  Exhibits

Exhibit No.    Description
-----------    -----------


   2.1 Acquisition and Merger Agreement dated May 28, 1999 by and between The InterCept Group, Inc., L.E. Vickers & Associates, Inc., Data Equipment Services, Inc., and the shareholders of L.E. Vickers & Associates, Inc. and Data Equipment Services, Inc. (incorporated by reference to Exhibit 2.1 to InterCept's Current Report on Form 8-K filed on June 11, 1999).**
   2.2 Acquisition and Merger Agreement dated March 9, 1999 by and among The InterCept Group, Inc., DAI Acquisition Corp., Direct Access Interactive, Inc., and the shareholders of Direct Access Interactive.**+

   4.1 Amended and Restated Articles of Incorporation, as deemed filed with the Secretary of State of Georgia on April 29, 1998 (incorporated by reference to the exhibits to Intercept's Registration Statement on Form 8-A (as amended on October 1,
               1999)).
   4.2 Amended and Restated Bylaws (incorporated by reference to the exhibits to Intercept's Registration Statement on Form 8-A (as amended on October 1, 1999)).
   4.3 Amendment to Amended and Restated Bylaws (incorporated by reference to the exhibits to Intercept's Registration Statement on Form 8-A (as amended on October 1, 1999)).
   4.4 Specimen Common Stock Certificate (incorporated by reference to the exhibits to Intercept's Registration Statement on Form S-1 (No. 333-47197) as declared effective by the Securities and Exchange Commission on June 9, 1998).

   4.5 Registration Rights Agreement dated as of March 9, 1999, between The InterCept Group, Inc. and the shareholders of Direct Access Interactive, Inc.+
   4.6 Registration Rights Agreement dated as of May 28, 1999, between The InterCept Group, Inc. and Larry E. Vickers and Brenda J. Vickers.+
   4.7 Agreement to Register Shares dated as of September 30, 1999, by and between InterCept and Jack Caldwell, Kevin Jones, Janet Hollingsworth, Steve White and Janice Brown.+
   5.1         Opinion of Nelson Mullins Riley & Scarborough, L.L.P.
  23.1 Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included in Exhibit 5.1 hereto).
  23.2         Consent of Arthur Andersen LLP.
  23.3         Consent of BDO Seidman, LLP.
  23.4         Consent of Hardman, Guess, Frost & Cummings, P.C.
  24.1         Power of Attorney.+

** Pursuant to Item 601(b)(2) of Regulation S-K, InterCept agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.
+    Previously filed.


Item 17.  Undertakings.

     A.   The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     B. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     C. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of InterCept pursuant to the foregoing provisions, or otherwise, InterCept has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by InterCept of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, InterCept will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on this 9th day of November, 1999.


                                  THE INTERCEPT GROUP, INC.



                                  By:   /s/ John W. Collins
                                      ------------------------------------------
                                      John W. Collins
                                      Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities listed and on the dates indicated.



             Signatures                               Title                               Date
             ----------                               -----                               ----


/s/ John W. Collins                    Chairman of the Board, Chief Executive          November 9, 1999
-------------------------------------  Officer and Director (Principal
     John W. Collins                   Executive Officer)



           *                           President, Chief Operating Officer and          November 9, 1999
-------------------------------------  Director
     Donny R. Jackson



/s/ Scott R. Meyerhoff                 Vice President--Finance, Chief Financial        November 9, 1999
-------------------------------------  Officer and Secretary (Principal
     Scott R. Meyerhoff                Financial and Accounting Officer)



           *                           Director                                        November 9, 1999
-------------------------------------
     Jon R. Burke



           *                           Director                                        November 9, 1999
-------------------------------------
     Boone A. Knox



           *                           Director                                        November 9, 1999
-------------------------------------
     Glenn W. Sturm




*By:  /s/ Scott R. Meyerhoff
    -----------------------------------------
         Scott R. Meyerhoff
          Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

   2.1 Acquisition and Merger Agreement dated May 28, 1999 by and between The InterCept Group, Inc., L.E. Vickers & Associates, Inc., Data Equipment Services, Inc., and the shareholders of L.E. Vickers & Associates, Inc. and Data Equipment Services, Inc. (incorporated by reference to Exhibit 2.1 to InterCept's Current Report on Form 8-K filed on June 11, 1999).**
   2.2 Acquisition and Merger Agreement dated March 9, 1999 by and among The InterCept Group, Inc., DAI Acquisition Corp., Direct Access Interactive, Inc., and the shareholders of Direct Access Interactive.**+
   4.1 Amended and Restated Articles of Incorporation, as deemed filed with the Secretary of State of Georgia on April 29, 1998 (incorporated by reference to the exhibits to Intercept's Registration Statement on Form 8-A (as amended on October 1,
               1999)).
   4.2 Amended and Restated Bylaws (incorporated by reference to the exhibits to Intercept's Registration Statement on Form 8-A (as amended on October 1, 1999)).
   4.3 Amendment to Amended and Restated Bylaws (incorporated by reference to the exhibits to Intercept's Registration Statement on Form 8-A (as amended on October 1, 1999)).
   4.4 Specimen Common Stock Certificate (incorporated by reference to the exhibits to Intercept's Registration Statement on Form S-1 (No. 333-47197) as declared effective by the Securities and Exchange Commission on June 9, 1998).
   4.5 Registration Rights Agreement dated as of March 9, 1999, between The InterCept Group, Inc. and the shareholders of Direct Access Interactive, Inc.+
   4.6 Registration Rights Agreement dated as of May 28, 1999, between The InterCept Group, Inc. and Larry E. Vickers and Brenda J. Vickers.+
   4.7 Agreement to Register Shares dated as of September 30, 1999, by and between InterCept and Jack Caldwell, Kevin Jones, Janet Hollingsworth, Steve White and Janice Brown.+
   5.1         Opinion of Nelson Mullins Riley & Scarborough, L.L.P.
  23.1 Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included in Exhibit 5.1 hereto).
  23.2         Consent of Arthur Andersen LLP.
  23.3         Consent of BDO Seidman, LLP.
  23.4         Consent of Hardman, Guess, Frost & Cummings, P.C.
  24.1         Power of Attorney.+

---------
** Pursuant to Item 601(b)(2) of Regulation S-K, InterCept agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.
+    Previously filed.